Exhibit 99.1

For Investors:
Keith Helming
Chief Financial Officer
+31 20 655 9670
khelming@aercap.com

Peter Wortel
Investor Relations
+31 20 655 9658
pwortel@aercap.com

For Media:
Frauke Oberdieck
PRESS RELEASE	Corporate Communications
+31 20 655 9616
FOR IMMEDIATE RELEASE	foberdieck@aercap.com

AerCap Holdings N.V. Reports Third Quarter 2008 Financial Results

Amsterdam, Netherlands; November 6, 2008 - AerCap Holdings N.V. (the “Company” or “AerCap”) (NYSE: AER) today announced the results of its operations for the third quarter ended September 30, 2008.

Third Quarter 2008 Highlights

•                 Third quarter 2008 net income was $51.3 million, compared with $48.6 million for the same period in 2007.  Third quarter 2008 net income excluding the impact of the mark-to-market of interest rate caps and share-based compensation was $61.1 million, compared with $58.1 million in third quarter 2007 on the same basis.

•                 Third quarter 2008 basic and diluted earnings per share were $0.60.  Third quarter 2008 basic and diluted earnings per share excluding the impact of the mark-to-market of interest rate caps and share-based compensation were $0.72.

•                 Net spread, the difference between basic lease rents and interest expense excluding the impact from the mark-to-market of interest rate caps and non-recurring charges, was $93.3 million in third quarter 2008 compared to $74.5 million in third quarter 2007, an increase of 25%.  This measure reflects the increase in leasing income.

•                 Sales revenue for the third quarter 2008 was $122.4 million, compared to $187.1 million for the same period in 2007, and was generated from the sale of six aircraft, two engines and the sale of parts inventory.  In addition to the six aircraft sales, an A340 held in a joint venture that was 27% owned by AerCap was sold, which resulted in other revenue of $3.2 million.

•                 Total revenue for the third quarter 2008 was $301.9 million, compared to $335.9 million for the same period in 2007. The decrease was mainly due to lower aircraft sales revenue.

•                 Total assets were $5.3 billion at September 30, 2008, an increase of 24% over total assets of $4.3 billion at September 30, 2007.

•                  Committed purchases of aviation assets delivered or scheduled for delivery in 2008 are $1.4 billion, of which $1.1 billion closed in the nine month period ended September 30, 2008.

Klaus Heinemann, CEO of AerCap, commented: “Our ability to achieve financial targets for the third quarter 2008 is the result of the efficient operation of our global aircraft asset management franchise in an increasingly difficult market environment. The recent weeks have shown unprecedented global financial challenges, the result of which reduces visibility of the primary factors which may impact the Company’s performance in the coming months including, but not limited to, the prevailing LIBOR rate.”

AerCap’s CFO, Keith Helming, added: “While the prevailing market conditions have delayed our ability to achieve high-margin aircraft sales, the Company’s leasing income or net spread performance continues to improve.  Furthermore, notwithstanding the well publicized market disruptions, AerCap’s operating discipline, focused on proactive management of credit and interest rate risk, coupled with the maintenance of substantial liquidity, helps better protect the Company in the coming months.”

Summary of Financial Results

AerCap recorded third quarter 2008 net income of $51.3 million or $0.60 per basic and diluted share.  Included in the third quarter 2008 net income amount were charges relating to the mark-to-market of interest rate caps and share-based compensation of $9.8 million or $0.12 per basic and diluted share, net of tax.  The after-tax charge relating to the mark-to-market of our interest rate caps was $8.2 million and the after-tax charge from share-based compensation was $1.6 million.

Detailed Financial Data

($ in Millions)

Operating results

	Three months ended			Nine months ended
	September 30,			September 30,
			% increase/			% increase/
	2008	2007	(decrease)	2008	2007	(decrease)

Revenues	$301.9	$335.9	-10%	$929.8	$892.0	4%
Net income	51.3	48.6	6%	170.8	143.3	19%

Total revenue in third quarter 2008 decreased 10% compared with third quarter 2007.  This decrease was largely driven by a lower amount of aircraft sales revenue in the third quarter 2008.

Revenue breakdown

	Three months ended			Nine months ended
	September 30,			September 30,
			% increase/			% increase/
	2008	2007	(decrease)	2008	2007	(decrease)

Lease revenue:
Basic rents	$132.9	$125.2	6%	$386.0	$368.3	5%
Maintenance rents	34.6	11.2	209%	57.6	31.7	82%
End-of-lease compensation	0.4	0.3	33%	12.5	17.1	-27%
Lease revenue	$167.9	$136.7	23%	$456.1	$417.1	9%
Sales revenue	122.4	187.1	-35%	445.6	420.3	6%
Management fees and interest income	8.0	12.1	-34%	23.9	34.9	-32%
Other revenue	3.6	—	100%	4.2	19.7	-79%
Total revenue	$301.9	$335.9	-10%	$929.8	$892.0	4%

Basic lease rents continue to increase when compared to prior periods as a result of our growing asset base.  This increase was partially offset by the impact from airline defaults which lowered basic lease rents by $5.9 million in third quarter 2008.

In addition, the increase in basic lease rents was reduced by the impact from decreasing interest rates on floating rate lease rentals between the periods.  However, the decrease in basic rents on floating rate leases was offset by lower interest costs on the debt associated with the floating rate leases. While basic lease rents for the third quarter 2008 increased 6% compared to third quarter 2007 to $132.9 million, interest expense excluding the impact of mark-to-market of interest rate caps and non-recurring charges decreased 22% compared with third quarter 2007 to $39.6 million, as shown in the table below.  We refer to the difference in these amounts of $93.3 as net spread, which increased 25% in third quarter 2008 over the same period in 2007.

	Three months ended				Nine months ended
	September 30,				September 30,
				% increase/				% increase/
	2008		2007	(decrease)	2008		2007	(decrease)

Basic rents	$132.9		$125.2	6%	$386.0		$368.3	5%

Interest on debt	$51.0	*	$58.3	-13%	$120.2	*	$177.1	-32%
Plus: mark-to-market of interest rate caps	(11.4)		(7.6)	50%	(6.0)		(8.0)	-25%
Less: Non-recurring charges to interest expense from refinancing of securitized bonds	—		—	0%	—		(27.4)	-100%
Interest on debt excluding the impact of mark-to-market of interest rate caps and non-recurring charges to interest expense from refinancing of securitized bonds	$39.6		$50.7	-22%	$114.2		$141.7	-19%

Net Spread	$93.3		$74.5	25%	$271.8		$226.6	20%

*- Includes a gain of $2.8 million from discounted purchases of securitized bonds partially offset by a charge of $1.5 million relating to unamortized fees on the sale of securitized aircraft.

The increase in maintenance rents in third quarter 2008 when compared to prior periods is attributable, in part, to a change in the estimate of the amount of maintenance rent expected to be reimbursed to lessees. The change in estimate arose from the implementation of an improved model used to forecast future maintenance reimbursements. AerCap records as revenue, all maintenance rent receipts not expected to be repaid to lessees.  In third quarter 2008, $16.6 million was recorded as maintenance revenue as a result of the change in estimate. Of the $16.6 million, $3.7 million was collected from lessees during third quarter 2008 and $12.9 million was collected in prior periods. As of September 30, 2008, AerCap had an accrued maintenance liability of $208.1 million.

The increase in maintenance rents is also partially due to the airline lease defaults.  The termination of the leases triggered the recognition of $8.3 million of maintenance revenue in third quarter 2008, which represents the amount of maintenance rent previously collected from the airlines and still held by AerCap.

Effective tax rate

AerCap’s effective tax rate during the nine month period ended September 30, 2008 was 8.3%, consisting of 7.8% for AerCap’s aircraft business and 14.0% for AerCap’s engine and parts business.  The effective tax rate in 2007 was 11.8%.

Financial position

			% Increase
	September 30,	September 30,	over
	2008	2007	September 30,

Flight equipment held for lease	$3,831.2	$2,927.3	31%
Total assets	5,269.5	4,253.2	24%
Total liabilities	4,111.6	3,313.1	24%
Total equity	1,126.6	907.9	24%

As of September 30, 2008, AerCap’s portfolio consisted of 314 aircraft and 74 engines that were either owned, on order, under contract or letter of intent, or managed.

Notes Regarding Financial Information Presented In This Press Release

The financial information presented in this press release is not audited.

The following is a definition of non-GAAP measures used in this press release and a reconciliation of such measure to the most closely related GAAP measure:

Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation.  This measure is determined by adding the mark-to-market on our interest rate caps and share-based compensation during the applicable period, net of related tax benefits, to GAAP net income.  AerCap believes this measure provides investors with a more meaningful view on AerCap’s operational performance and allows investors to better understand its operational performance in relation to past and future reporting periods.  AerCap uses interest rate caps to allow the Company to benefit from decreasing interest rates and protect against the negative impact of rising interest rates on its floating rate debt.  Management determines the appropriate level of caps in any period with reference to the mix of floating and fixed cash inflows from the Company’s lease and other contracts.  AerCap does not apply hedge accounting to its interest rate caps.  As a result, AerCap is required to recognize the change in fair value of the interest rate caps in AerCap’s income statement during each period.  Following is a reconciliation of net income excluding the impact of mark-to-market of interest rate caps and share-based compensation to net income for the three month and nine month periods ended September 30, 2008 and 2007:

	Three months ended			Nine months ended
	September 30,			September 30,
			% increase/				% increase/
	2008	2007	(decrease)	2008	2007		(decrease)

Net income	$51.3	$48.6	6%	$170.8	$143.3	*	19%
Plus: mark-to-market of interest rate caps, net of tax	8.2	6.7	22%	3.7	7.0		-47%
share-based compensation, net of tax	1.6	2.8	-43%	4.5	3.2		41%
Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation	$61.1	$58.1	5%	$179.0	$153.5		17%

*- Includes a charge to interest expense from refinancing of securitized bonds of $24.0 million, net of tax.

Earnings per share excluding the impact of mark-to-market of interest rate caps and share-based compensation are determined by dividing the amount of net income excluding such impact by the average number of shares outstanding for that period.  The average number of shares is based on a daily average.

Net spread. This measure is the difference between basic lease rents and interest expense excluding the impact from the mark-to-market of interest rate caps and non-recurring charges.  AerCap believes this measure provides investors a better way to understand the changes and trends related to the earnings of its leasing activities.  This measure reflects the impact from changes in the number of aircraft leased, lease rates, utilization rates, as well as the impact from the use of interest rate caps instead of swaps for hedging purposes.  The reconciliation of net spread to basic rents for the three month and nine month periods ended September 30, 2008 and 2007 is included on page 3 of this press release.

Conference Call

In connection with the earnings release, management will host an earnings conference call today, Thursday, November 6, 2008 at 9:30 am Eastern Time / 3:30 pm Central European Time. The call can be accessed live by dialing (U.S./Canada) 800-676-6978 or (International) +1-706-634 5464 and referencing code 69158965 at least 5 minutes before start time, or by visiting AerCap’s website at http://www.aercap.com under ‘Investor Relations’.

The presentation slides for the conference call will be posted on AerCap’s website in advance of the call.  A replay of the call will be available beginning at 10:30 am Eastern Time / 4:30 pm Central European Time on November 6, 2008 and continuing through December 6, 2008. To access the recording, call 800-642-1687 (U.S./Canada) or +1-706-645-9291 (International) and enter passcode 69158965. The replay will be archived in the “Investor Relations” section of the Company’s website for one year.

In addition, a New York Group Lunch Presentation for investors and analysts will be hosted by senior management today, Thursday, November 6, 2008, at 12:30 pm Eastern Time at The New York Palace.  Doors will open at 12:00 pm

To participate in either event, please register at: www.sharedvalue.net/aercap/q308results

For further information, contact Peter Wortel: +31 20 655 9658 (pwortel@aercap.com) or Mark Walter (Shared Value): +44 (0)20 7321 5039 (aercap@sharedvalue.net).

About AerCap Holdings N.V.

AerCap is an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. AerCap also provides aircraft management services and performs aircraft maintenance, repair and overhaul services and aircraft disassemblies. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, Singapore, China and the United Kingdom.

Forward Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “will,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. We do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information regarding AerCap and to be added to our email distribution list, please visit http://www.aercap.com.

Financial Statements Follow

AerCap Holdings N.V.

Consolidated Balance Sheets - Unaudited

(In thousands of U.S. Dollars)

	September 30, 2008	December 31, 2007	September 30, 2007

Assets
Cash and cash equivalents	$176,444	$241,736	$271,997
Restricted cash	167,843	95,072	60,814
Trade receivables, net of provisions	38,694	35,591	26,978
Flight equipment held for operating leases, net	3,831,200	3,050,160	2,927,257
Flight equipment held for sale	6,139	136,135	163,962
Notes receivables, net of provisions	179,080	184,820	181,447
Prepayments on flight equipment	385,257	247,839	225,232
Investments	18,678	11,678	16,091
Goodwill	6,776	6,776	6,776
Intangibles, net	50,888	41,855	43,161
Inventory	89,746	90,726	75,861
Derivative assets	53,633	21,763	17,532
Deferred income taxes	76,091	85,253	91,897
Other assets	189,038	144,823	144,201
Total Assets	$5,269,507	$4,394,227	$4,253,206

Liabilities and Shareholders’ equity

Accounts payable	$137	$16,376	$6,693
Accrued expenses and other liabilities	118,638	81,379	76,914
Accrued maintenance liability	208,064	255,535	261,760
Lessee deposit liability	98,094	83,628	85,412
Debt*	3,603,013	2,892,744	2,781,646
Accrual for onerous contracts	31,053	46,411	69,174
Deferred revenue	38,516	33,574	30,338
Derivative liabilities	5,325	—	—
Deferred income taxes	8,782	3,425	1,152
Total liabilities	4,111,622	3,413,072	3,313,089

Minority interest	31,325	30,782	32,235

Share capital	699	699	699
Additional paid-in capital	607,852	602,469	605,093
Retained earnings	518,009	347,205	302,090
Total shareholders’ equity	1,126,560	950,373	907,882

Total Liabilities and Shareholders’ equity	$5,269,507	$4,394,227	$4,253,206

* Includes $62.8 million of subordinated debt received from our joint venture partner relating to the TUI portfolio acquisition

AerCap Holdings N.V.

Consolidated Income Statements - Unaudited

(In thousands of U.S. Dollars, except share and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007

Revenues
Lease revenue	$167,932	$136,689	$456,134	$417,069
Sales revenue	122,441	187,124	445,629	420,290
Interest revenue	4,889	8,272	14,931	23,722
Management fee revenue	3,065	3,789	8,970	11,137
Other revenue	3,607	—	4,156	19,744
Total Revenues	301,934	335,874	929,820	891,962

Expenses
Depreciation	45,329	35,143	123,331	106,298
Asset impairment	—	—	7,689
Cost of goods sold	108,850	151,103	359,716	327,685
Interest on debt	50,958	58,268	120,182	177,114
Operating lease in costs	4,254	4,652	11,209	15,512
Leasing expenses	5,421	495	23,213	14,230
Provision for doubtful notes and accounts receivable	(186)	233	1,061	355
Selling, general and administrative expenses	33,366	27,934	96,652	82,161
Total Expenses	247,992	277,828	743,053	723,355

Income from continuing operations before income taxes and minority interest	53,942	58,046	186,767	168,607

Provision for income taxes	(3,896)	(9,288)	(15,421)	(24,971)

Net income before minority interest	50,046	48,758	171,346	143,636

Minority interest, net of taxes	1,285	(152)	(543)	(298)

Net Income	$51,331	$48,606	$170,803	$143,338

Basic and diluted earnings per share	$0.60	$0.57	$2.01	$1.69

Weighted average shares outstanding - basic and diluted	85,036,957	85,036,957	85,036,957	85,036,957

AerCap Holdings N.V.

Consolidated Statements of Cash Flows - Unaudited

(In thousands of U.S. Dollars)

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007

Net income	51,331	48,606	170,803	143,338
Adjustments to reconcile net income to net cash provided by operating activities
Minority interest	(1,285)	152	543	298
Depreciation	45,328	35,143	123,330	106,298
Asset impairment	—	—	7,689	—
Amortisation of debt issuance cost	5,154	3,302	11,911	34,861
Amortisation of intangibles	3,788	2,939	10,827	7,862
Gain on elimination of fair value guarantee	—	—	—	(10,736)
Gain on discounted purchase of securitized bonds	(2,783)	—	(2,783)	—
Provision for doubtful notes and accounts receivable	(186)	233	1,061	355
Capitalised interest on pre-delivery payments	(909)	(1,621)	(2,308)	(4,607)
Gain on disposal of assets	(12,461)	(31,304)	(65,268)	(74,788)
Mark-to-market of non-hedged derivatives	13,980	2,823	2,904	339
Deferred taxes	3,529	(2,120)	14,519	10,536
Share-based compensation	1,962	3,243	5,383	8,017
Changes in assets and liabilities
Trade receivables and notes receivable, net	22,539	(7,231)	1,576	(16,271)
Inventories	(7,061)	24,899	9,214	12,973
Other assets and derivative assets	(22,160)	(6,084)	(47,652)	(25,602)
Accounts payable and accrued expenses, including accrued maintenance liability, lessee deposits	(26,269)	(11,962)	(18,454)	(38,178)
Deferred revenue	(1,526)	(1,123)	4,942	1,946
Net cash provided by operating activities	72,971	59,895	228,237	156,641

Purchase of flight equipment	(137,091)	(68,273)	(1,014,642)	(457,450)
Proceeds from sale/disposal of assets	104,535	147,256	352,427	332,438
Prepayments on flight equipment	(74,905)	(37,432)	(206,583)	(106,634)
Purchase of investments	(10,000)	—	(10,000)	—
Sale of investments	6,234	—	6,234	—
Purchase of intangibles	112	—	(21,410)	(16,794)
Movement in restricted cash	15,965	117,302	(72,771)	51,463
Net cash (used in) provided by investing activities	(95,150)	158,853	(966,745)	(196,977)

Issuance of debt	207,692	50,804	1,148,338	2,104,368
Repayment of debt	(181,898)	(246,812)	(435,286)	(1,880,097)
Debt issuance costs paid	(2,998)	(398)	(38,619)	(42,417)
Capital contributions from minority interests	—	—	—	—
Net cash provided by (used in) financing activities	22,796	(196,406)	674,433	181,854

Net increase (decrease) in cash and cash equivalents	617	22,342	(64,075)	141,518
Effect of exchange rate changes	(43)	(469)	(1,217)	(722)
Cash and cash equivalents at beginning of period	175,870	250,124	241,736	131,201
Cash and cash equivalents at end of period	176,444	271,997	176,444	271,997